21002491

SEC Mail Processing MAR 13 2021 Washington DC

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68124

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 South Madison Street Suite 237
(No. and Street)

Denver	Colorado	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kendrik De Koning — 303-864-1213
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit, LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street, Suite 3000	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kendrik De Koning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public

Slater Harnett
Notary Public
State of Rhode Island
My Commission Expires 04-06-2022

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

Financial Statements
For the Year Ending December 31, 2020
In accordance with Rule 17A-5(d)

Summit LLC
Certified Public Accountants

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC

TABLE OF CONTENTS

	Page(s)
Independent Registered Public Accounting Firm's Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplementary Schedules:	
I. Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	11
Reconciliation of the Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	12
II. Computation for Determination of Reserve Requirements Under Rule 15c3-3	13
III. Information Relating to Possession or Control Requirements Under Rule 15c3-3	13
Independent Registered Public Accounting Firm's Report on Management's Assertions Regarding Exemption Claimed from Rule 15c3-3	15
Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities and Exchange Act of 1934	16
Independent Accountant's Report on Applying Agreed Upon Procedures	S1 - S2
SIPC Assessment Reconciliation Pursuant to Form SIPC 7	S3

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To the Member of
De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC as of December 31, 2020, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC's management. Our responsibility is to express an opinion on De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC's auditor since 2020.

Summit llc

Summit LLC
Denver, Colorado
February 4, 2021

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	256,425
Cash held at broker		255,463
Securities positions held, at fair value		333,151
Other assets		2,183
Total assets	**$**	**847,222**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	12
Total liabilities		12
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBER'S EQUITY (Note 2)		847,210
Total liabilities and member's equity	**$**	**847,222**

The accompanying notes are an integral part of this statement.

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

REVENUE:		
Commissions and fees	$	3,930
Gain (loss) on investments		139,584
Dividend income		2,418
Other income		18
Total revenue		145,950
EXPENSES:		
Licensing and fees		58
Regulatory fees		3,579
Professional fees		7,500
Travel and entertainment		91
Insurance expenses		519
Clearing fees		961
General and administrative expenses		915
Total expenses		13,623
NET INCOME	**$**	**132,327**

The accompanying notes are an integral part of this statement.

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2020

BALANCE, December 31, 2019	$	714,964
Distributions		(81)
Net Loss		132,327
BALANCE, December 31, 2020	**$**	**847,210**

The accompanying notes are an integral part of this statement.

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net income	$	132,327
Adjustments to reconcile net income to cash provided by operating activities:		
Decrease in commissions receivable		12,772
Increase in cash at broker		(255,463)
Increase in investments held		113,462
Decrease in other assets		858
Decrease in accounts payable		(4,727)
Net cash provided by operating activities		(771)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to members		(81)
NET DECREASE IN CASH		(852)
CASH, at beginning of year		257,277
CASH, at end of year	**$**	**256,425**

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

de Koning Capital Markets, LLC d/b/a TransWestern Capital Markets, LLC (the Company) is a Colorado limited liability company formed to provide institutional investors with securities execution and transactional advisory services. The Company's business is national in nature.

The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Revenue Recognition

The Company's sources of revenue are fees and commissions earned from various investment vehicles and the gain or loss from the change in fair value on securities positions held. These Company records the commissions when earned. For the gain or loss on securities positions, the company records gains or losses based on the change in the fair value of the securities positions held.

Commissions receivable are stated at cost less an allowance for doubtful accounts. The commissions are receivable from the Company's clearing firm on a monthly basis, reflecting the prior month's commission production. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2020. The Company's policy is not to accrue interest on commissions' receivable. If ever applicable, accounts will be written off as uncollectible at the time management determines that collection is unlikely.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company earns a commission. Commissions & related clearing expenses are recorded on the last day of the month of the trade date (the date that the Company fills the trade order and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2015 to 2019 are subject to review by the Internal Revenue Service.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. All securities positions held by the Company are considered Level 1 marketable securities.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At December 31, 2020, the Company had net capital and net capital requirements of $772,611 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares office space with a related entity. The Company pays a proportionate share based on revenue of the personal property, utilities and office space to the related entity. The management of the Company feels that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. For the year ended December 31, 2020, the Company paid this related entity $679. The Company owed this related entity $0 at December 31, 2020.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company introduces client accounts to unrelated custodians. The Company does not take discretionary control over any account. The Company receives a commission for trades placed in those account. The Company may incur a counterparty risk if the custodian ceases business and cannot settle any outstanding commissions

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

NOTE 5 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
SCHEDULES I
COMPUTATION OF NET CAPITAL AND RECONCILIATION PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2020

CREDIT:	
Member's equity	$ 847,210
DEBITS:	
Nonallowable assets:	
Other assets	2,183
Total debits	2,183
NET CAPITAL BEFORE HAIRCUTS AND UNDUE CONCENTRATION	845,027
Haircuts on securities positions	43,076
Undue concentration	29,340
NET CAPITAL	772,611
Minimum requirements of 6-2/3% of aggregate indebtedness of $12 or $5,000, whichever is greater	5,000
Excess net capital	**$ 767,611**
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 12
Total aggregate indebtedness	**$ 12**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.00 to 1**
Net Capital Per Company's Unaudited Form X-17A5 Part II Filing	**$ 801,951**
Adjustments	
Additional undue concentration haircut	(29,340)
Net Capital Per Audited Financial Statements	**$ 772,611**

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member of
De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC

We have reviewed management's statements as of and for the year ending December 31, 2020, included in the accompanying Exemption Report, in which (1) De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof and (2) De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC stated that De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about De Koning Capital Markets, LLC DBA Transwestern Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
February 4, 2021

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2020

To the best knowledge and belief of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC:

The Company claimed the (k)(2)(ii) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934 for the year ending December 31, 2020.

The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2020.

Signature

Managing Member
Title

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC
Denver, CO

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by De Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
February 4, 2021

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2020

General assessment per Form SIPC-7, including interest	$	6
Less: payments made with Form SIPC-6		(6)
Amount paid with Form SIPC-7	$	-